Jagged Peak Inc

Andrew J. Norstrud	13577 FEATHER SOUND DR, SUITE 330 CLEARWATER, FLORIDA 33762	OTHER OFFICE LOCATIONS:
(727) 499-1717	(727) 499-1717	ST PETERSBURG
anorstrud@jaggedpeak.com	FAX (727) 499-1731

September 27, 2007

VIA EDGAR AND FACSIMILE (202)772-9210

Mr. Mark P. Shuman

Mr. Hugh Fuller

Division of Corporation Finance

Mail Stop 4561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Jagged Peak, Inc.

Registration Statement on Form SB-2

File No. 333-142099

Dear Messrs. Fuller and Shuman:

On behalf of Jagged Peak, Inc., we hereby request effectiveness of the above-referenced Registration Statement, effective as of 5:00, tomorrow, September 28, 2007, or as soon thereafter as is practicable. In connection therewith, we hereby acknowledge, on behalf of our client, that:

•    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities Laws of the United States.

Mr. Mark P. Shuman

September 27, 2007

Thank you in advance for your attention and cooperation with this matter. Should you have any questions or need additional information, please do not hesitate to contact me at (727) 499-1717.

Sincerely,

/s/ Andrew J. Norstrud
Andrew J. Norstrud

cc:	Julio C. Esquivel